Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Capitol Acquisition Corp. III (the “Company”) on Form S-1, File No. 333-206693 of our report dated July 29, 2015 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Capitol Acquisition Corp. III as of July 22, 2015 and for the period from July 13, 2015 (inception) through July 22, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 6, 2015